TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 930-7072  Fax:  (780) 930-7073

December 19, 2005

TSX Venture Trading Symbol:  TTA

NASD OTCBB Trading Symbol:  TITAF

TITAN TRADING ANALYTICS INC.

ANNOUNCES JOINT VENTURE AND PRIVATE PLACEMENT

Titan Trading Analytics Inc. (Titan) is pleased to announce it has negotiated a joint venture agreement between its wholly owned subsidiary, Titan Trading USA, and a leading financial institution to begin a 90 day beta test of its proprietary Titan Order Processing System (TOPS) software. This new venture will provide 2.4 million dollars of trading capital, and profits will be split on a 50-50 basis. A longer-term arrangement will be negotiated at the end of the test period.

Titan Trading USA is also actively developing a team to trade currencies around the clock using Titan’s TOPS software.

Titan also wishes to announce its plans to raise $500,000 CDN in a private placement. Titan will issue up to 2,777,778 units at 18 cents per unit. Each unit will consist of one common share plus one half of one-share purchase warrant. Each whole warrant will enable the holder to purchase a common share at 30 cents for the first twelve month period and at 40 cents for the second twelve month period.

Titan is also pleased to announce the appointment of Janet Gentry to its Advisory Board.  Janet Gentry attended the University of Texas.  She has taken and passed the following examinations: Series 7 - General Securities, Series 24 - General Securities Principal, Series 63 - Uniform State Law Exam, and Series 65 - Uniform Investor Advisors Law Exam. She has also completed the NASD Institute at Wharton program, receiving the Certified Regulatory and Compliance Professional designation.

Janet has operated her own securities regulatory firm working with numerous broker/dealers and registered investment advisors. She will be advising on regulatory issues for Titan Trading USA.

Titan wishes to announce the resignation of Margo Kaufman as Chief Financial Officer.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.